Form N-1A
Item 23 (d) - Expense Limitation Agreement

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (the “Agreement”) is entered into by and between OneAmerica Funds, Inc. (the “Fund”) and American United Life Insurance Company (the “Adviser”) on February 18, 2011 with an effective date of May 1, 2011.

WITNESSETH:

WHEREAS, the Fund and the Adviser entered into a Restated Investment Adviser Agreement (“RIA Agreement”) on February 25, 2010 under which the Adviser agreed to provide investment advisory services to the Fund and whereby the Adviser agreed to reimburse the Fund’s operating expenses to the extent necessary to prevent the ordinary operating expenses of any of the Fund’s five investment portfolios from exceeding expense ratios specified in an exhibit to the RIA Agreement; and

WHEREAS, the Fund and the Adviser reviewed and renewed the RIA Agreement on February 18, 2011 for a period of one year; and

WHEREAS, the RIA Agreement can be terminated by either the Fund or the Adviser upon the giving of sixty (60) days prior written notice the other party; and

WHEREAS, the Fund and the Adviser desire to enter into this Agreement, to be effective during the same time period that the registration statement is effective, that cannot be canceled by the Adviser for the purposes stated herein; and

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties as follows:

1. Reimbursement.  With respect to the Fund’s Socially Responsive Portfolio, the Adviser agrees to reimburse the Fund’s operating expenses to the extent necessary to prevent the ordinary operating expenses of the Socially Responsive Portfolio from exceeding 1.2% for Class O Shares and 1.5% for Class A Shares.  For the purposes of this Agreement, the ordinary operating expenses shall not include interest, taxes, brokerage commissions, legal claims and liabilities, litigation costs and indemnification payments in connection with litigation, and other extraordinary expenses.  Further, it is agreed that the operating expenses are incurred with respect to the Fund’s business of investing in securities.

2.  Term and Termination.  The reimbursement set forth in paragraph 1 of this Agreement is effective for a one-year period from May 1, 2011 to April 30, 2012.  If not terminated by a vote of the Board of Directors for the Fund or by an action of the shareholders of the Fund, this Agreement shall continue in effect for successive periods of twelve (12) months each thereafter.  The Fund may terminate this Agreement at any time upon the giving of thirty (30) days prior written notice to the Adviser.  This Agreement may not be terminated by the Adviser except a termination effective upon an anniversary of the effective date of this Agreement, which such termination shall not be effective unless Adviser shall have given thirty (30) days prior written notice to the Fund.

3.  Force and Effect. The foregoing reimbursement provisions supersede any prior or contemporaneous agreement or understanding regarding expense reimbursement for the Socially Responsive Portfolio of the Fund.  The expense reimbursement will be paid monthly, and is based upon the monthly ordinary operating expenses of the Socially Responsive Portfolio.

4.  Successors.  This Agreement shall be binding upon any investment adviser that succeeds the Adviser as the investment adviser for the Funds.

IN WITNESS WHEREOF, the parties hereto have caused the Agreement to be duly executed by their authorized officers.

On Behalf of

ONEAMERICA FUNDS, INC.                                          By: /s/ J. Scott Davison

Title: President

Date: 3-7-11

On Behalf of:

AMERICAN UNITED LIFE                                                By: /s/ Dayton H. Molendorp
INSURANCE COMPANY
Title: Chairman, President and CEO
Date: 3-8-11